Exhibit 7.2

Todd C. Amsdell	20935 Avalon Drive Rocky River, Ohio 44116 Tel: (216) 337-0234

January 2, 2008
VIA EMAIL AND U.S. MAIL
U-Store-It Trust
460 E. Swedesford Road
Suite 3000
Wayne, PA 19087
Attn: Corporate Secretary
Re:     Supplemental Information Regarding Nominees for Trustees of the U-Store-It Trust
Dear Sir/Madam:
It has come to our attention that the bylaws of U-Store-It Trust, a Maryland real estate investment trust (“YSI”), were amended very recently, and that the amendments change, in some respects, the information YSI seeks from shareholders with respect to nominations for election to the Board of Trustees (the “Board”). Please consider this letter and the attached Exhibit A as a supplement (the “Supplement”) to my letter dated December 30, 2008, in which I nominated myself and David P. Horton for election to the Board.
I am Vice-President, a director and a minority owner of Amsdell Construction, Inc. (“ACI”), the management company for various Amsdell family-owned companies (collectively, the “Amsdell Companies”). I receive a salary of $100,000 from ACI for serving as Vice-President. I also serve in executive management roles and own equity interests in various other Amsdell Companies.
Mr. Horton became CFO of ACI June 1, 2008, and oversees all of the financial strategy, treasury and financial reporting functions of the Amsdell Companies. As compensation for his services, he receives a salary and customary employee benefits. Since the start of his employment with the Amsdell Companies, he has received approximately $102,083 in compensation. Also, during the last three years Mr. Horton has indirectly received compensation from the Amsdell Companies through Beth Porter Management, LLC (“BPM”), an entity jointly owned by Mr. Horton and his wife. BPM received a single payment of approximately $5,048 for services rendered to the Amsdell Companies prior to Mr. Horton joining ACI as a full-time employee. As the Vice-President of ACI, I have considerable influence over Mr. Horton and his compensation. Prior to his employment with ACI, I had no business relationship with Mr. Horton, and we are not related in any way by blood, through any family member by marriage or adoption or otherwise.

I serve as a business advisor to the Robert J. Amsdell Family Irrevocable Trust dated June 4, 1998 and the Loretta Amsdell Family Irrevocable Trust dated June 4, 1998 (the “Trusts”). In 2008, I received $12,500 from each Trust, for a total of $25,000 in compensation for my services as business advisor during 2007. Prior to those payments, I received no compensation from the Trusts for my services. I have not yet received compensation from the Trusts for services performed during 2008, but I anticipate receiving compensation in similar amounts as in 2008 for my 2007 services. As indicated on Exhibit A attached hereto, the Trusts beneficially own a significant number of common shares of YSI. I am a beneficiary of the Trusts, and as a business advisor to each Trust, I have the sole power to direct the voting and disposition of the shares. Because of my relationship to the Trusts, they may each be considered a “Shareholder Associated Person” as defined in YSI’s bylaws. My December 30 letter and this Supplement together contain the relevant information regarding the Trusts, if they were to be considered Shareholder Associated Persons.
There exists no agreement, arrangement or understanding between or among me or any of my affiliates and any other person with respect to the nomination of myself or Mr. Horton for election to the Board. As an advisor to the Trusts, I intend to direct the Trusts to vote their shares for myself and Mr. Horton. Mr. Horton informs me he intends to vote his shares in the same manner.
It is my intention to appear in person at the annual meeting to nominate myself and Mr. Horton for election to the Board. Also, I reserve the right to solicit proxies on behalf of myself and Mr. Horton in support of our election to the Board in the event the Board, or any nominating committee thereof, determines that I or Mr. Horton will not be placed on the Board’s ballot.
Attached as Exhibit A is certain information with respect to ownership of YSI securities.
Mr. Horton and I believe the contents of this Supplement, together with the contents of the December 30, 2008 letter and its attachments, provide YSI with all of the information and materials required pursuant to YSI’s bylaws, as amended, including any information that would be elicited by a D&O questionnaire or other written questionnaire. However, if YSI believes additional information is necessary, please let me know what additional information is needed or provide me with the questionnaire referenced in Section 12(a)(2) of the bylaws as soon as possible so that I may respond promptly on behalf of myself and Mr. Horton.
Please do not hesitate to contact me at (216) 337-0234 if you need any additional information.

Very truly yours,
/s/ Todd C. Amsdell
Todd C. Amsdell
cc:	Christopher P. Marr Timothy M. Martin John A. Goode William M. Diefenderfer III (via email only) Harold S. Haller (via email only)
Enclosures

Exhibit A
Additional Information Regarding Ownership of YSI Securities

David P. Horton	Date Acquired	Quantity
Shares of common stock purchased in the open market	11/17/2008	1,600
“	11/21/2008	2,000
“	11/24/2008	1,100
“	11/25/2008	200
“	11/26/2008	200
“	12/1/2008	10,900
“	12/2/2008	4,500
“	12/3/2008	1,500
“	12/8/2008	8,000
“	12/15/2008	5,000
“	12/23/2008	2,500
Total Common Shares of Beneficial Ownership = 37,500
Percentage of Outstanding Shares = < .1%

Mr. and Mrs. Horton, jointly	Date Acquired	Quantity
Shares of common stock purchased in the open market	12/2/2008	2,300
“	12/3/2008	2,700
“	12/8/2008	5,000
“	12/10/2008	10,000
“	12/11/2008	10,000
“	12/15/2008	5,000
“	12/23/2008	2,500
Total Common Shares of Beneficial Ownership = 37,500
Percentage of Outstanding Shares = < .1%

Robert J. Amsdell Family Irrevocable Trust dated June 4, 1998	Date Acquired	Quantity
Shares received in IPO	10/21/2004	3,921,850
Total Common Shares of Beneficial Ownership = 3,921,850
Percentage of Outstanding Shares = 6.8%

Loretta Amsdell Family Irrevocable Trust dated June 4, 1998	Date Acquired	Quantity
Shares received in IPO	10/21/2004	3,921,850
Total Common Shares of Beneficial Ownership = 3,921,850
Percentage of Outstanding Shares = 6.8%

Todd C. Amsdell (individually)	Date Acquired	Quantity
Shares received in IPO	10/21/2004	429,540
Shares purchased	12/07/2004	249
Shares purchased	06/12/2006	5,800
2004 Equity Incentive Plan	01/01/2006	31,250
Shares sold	01/01/2006	(13,800)
2004 Equity Incentive Plan — Settlement	08/27/2007	31,250
2005 Restricted Share Agreement	08/27/2007	3,395
Total Common Shares of Beneficial Ownership (as record owner) = 487,684
Percentage of Outstanding Shares = 0.8%

Todd C. Amsdell (as a beneficiary of the Trusts)[1]	Date Acquired	Quantity
Shares received by the Trusts in IPO (see above)	10/21/2004	7,843,700
Total Common Shares of Beneficial Ownership (through trusts) = 7,843,700
Percentage of Outstanding Shares = 13.6%

[1]	Todd C. Amsdell is a beneficiary and business advisor of the Trusts as that term is defined in this Supplement. Mr. Amsdell may be considered a beneficial owner of the securities held in the Trusts under Section 13(d) of the Exchange Act of 1934 but disclaims beneficial ownership except to the extent of his pecuniary interest therein.

A-1